CONTACT: Mark Dombrowski, Corporate Communications

1-800-458-0811 ext. 2285, 814/870-2285
mark.dombrowski@erieinsurance.com

Erie Indemnity Reports Third Quarter 2004 Results

Erie, Pa., October 27, 2004 — Erie Indemnity Company (Nasdaq: ERIE) today announced results for the third quarter 2004, including the following highlighted information:

•	Net income increased by 4.1 percent to $58.6 million, up from $56.2 million at September 30, 2003

•	Net income per share increased by 5.3 percent to $.83 per share, compared to $.79 per share in the comparable quarter for 2003.

•	Net income, excluding net realized gains on investments and related federal income taxes, increased by 5.4 percent to $58.0 million, or $.83 per share, up from $55.0 million, or $.78 per share, for the same period one year ago.

•	Management fee revenue grew by 6.3 percent to $246.4 million, up from $231.7 million for the same period one year ago.

“We are pleased with the continued consistent financial performance of Erie Indemnity Company in the third quarter,” said Jeffrey A. Ludrof, president and chief executive officer. “Underwriting profitability has been and continues to be a priority for our company, and the positive results have continued. The reported statutory combined ratio of the Property and Casualty Group for the third quarter continues its favorable trend and was 88.6 compared to 93.2 for the second quarter 2004 and 100.2 in the first quarter 2004. Our Employees and Agents have worked very hard to help make this improvement possible and we appreciate their continued dedication and support.”

Mr. Ludrof added, “An expected result of our focus on underwriting has been a slowdown in new business production, which continued in the third quarter. The primary focus of our Agents has been on implementing our enhanced underwriting and reunderwriting guidelines, and their efforts have been outstanding. These improved results create the foundation for us to improve our competitiveness. Overall, the inroads we have made with underwriting profitability and quality growth will favorably impact our Company’s long-term objectives.”

Details of Third Quarter 2004 Results
Management operations
Management fee revenue increased by 6.3 percent to $246.4 million for the quarter ended September 30, 2004, compared to $231.7 million for the same period one year ago. The management fee rate was increased to 24.0 percent effective July 1, 2004, from 23.5 percent for the first six months of the year. Management fee revenue was reduced by $4.6 million and $1.3 million in the third quarter of 2004 and 2003, respectively, for the allowance for mid-term policy cancellations. The higher estimated mid-term policy cancellation allowance was the result of higher policy cancellation experience for the third quarter partially as a result of the Company’s reunderwriting efforts.

The property and casualty direct written premiums of the Erie Insurance Group, upon which management fee revenue is calculated, totaled $1.0 billion in the third quarter of 2004, an increase of 7.7 percent compared to $971.0 million in the third quarter of 2003. Increases in average premium per policy and high policy retention rates contributed to the increase in direct written premiums. The average written premium per policy increased by 8.2 percent for the twelve months ended September 30, 2004, to $1,042 as compared to $964 for the twelve months ended September 30, 2003.

The Company’s emphasis on underwriting profitability continues to result in a slowing of growth in new business premiums written. New property and casualty premium written for Erie Insurance Group declined 17.4 percent to $103.6 million in the third quarter of 2004 from $125.4 million in the third quarter of 2003. Personal lines new premium written declined 14.7 percent, while commercial lines new premium written declined 23.4 percent in the third quarter of 2004 compared to the same period in 2003. The year-over-year policy retention rate declined to 88.7 percent at September 30, 2004 from 90.6 percent at September 30, 2003.

The Company is currently developing a new pricing plan for private passenger auto and homeowner insurance that incorporates insurance scoring, among other risk characteristics, to be implemented during the second quarter of 2005. The pricing plan will provide several price tiers to accommodate various risk characteristics. The pricing strategy should contribute to an improved competitive position in the marketplace, enhancing Agents’ sales efforts.

Service agreement revenue decreased for the third quarter of 2004 to $5.4 million from $6.7 million in the third quarter of 2003. Included in service agreement revenue are service charges the Company collects from policyholders for providing extended payment plans on policies. The service charge revenue for the third quarter of 2004 was $5.3 million, compared to $5.0 million for the same period one year ago.

As the Erie Insurance Exchange’s assumed reinsurance business runs off, the service fee income received by the Company continues to decrease. Nonaffiliated assumed voluntary reinsurance premiums of the Exchange, upon which the Company receives a 6.0 percent service fee, totaled $.7 million in the third quarter of 2004, compared to $27.7 million recorded in the third quarter 2003.

The cost of management operations increased 10.7 percent to $188.0 million in the third quarter of 2004, from $169.8 million for the same period in 2003. Commission costs totaled $140.2 million for the third quarter of 2004, a 12.0 percent increase over the $125.2 million reported in the third quarter of 2003. Third quarter costs of management operations, excluding commissions, increased 7.1 percent to $47.8 million in 2004 from $44.6 million in 2003.

Insurance underwriting operations
For the third quarter 2004, the reported statutory combined ratio of the Property & Casualty Group was 88.6, and when adjusted for the profit component of the management fee, the combined ratio was 83.0 for the quarter, compared to 117.0 and 110.7, respectively, for the third quarter 2003. The improvement is a result of underwriting profitability initiatives implemented in 2003 and 2004 to improve frequency and severity trends and control exposure growth. The reported statutory combined ratio of the Property and Casualty Group was 93.9 percent for the first nine months of 2004. Catastrophe losses, as classified by the Company, during the third quarter of 2004, added 3.6 points to the Property & Casualty Group’s reported statutory combined ratio, most of which was a result of September hurricane activity. Positive reserve development improved the Property & Casualty Groups statutory combined ratio 3.2 points during the third quarter 2004.

The Company’s insurance underwriting operations generated underwriting income of $2.9 million in the third quarter of 2004 compared to an underwriting loss of $4.9 million in the third quarter of 2003. Reinsurance charges under the excess-of-loss reinsurance arrangement with the Exchange were $2 million for the third quarter 2004 compared to reinsurance credits of $5.8 million in the third quarter 2003.

Investment operations
Net revenue from investment operations for the third quarter of 2004 reflects an increase of 6.9 percent to $21.2 million, compared to $19.8 million for the same period in 2003. Net investment income increased by 2.2 percent to $14.8 million for the quarter ended September 30, 2004, from $14.5 million for the same period in 2003. Net realized gains on investments of $.9 million were recorded during the third quarter of 2004 compared to $1.8 million for the third quarter of 2003.

Equity in earnings of limited partnerships totaled $3.8 million in the third quarter of 2004, compared to $1.3 million in the third quarter of 2003.

The Company’s earnings from its 21.6 percent equity ownership of Erie Family Life decreased to $1.7 million for the third quarter of 2004 from $2.2 million in the third quarter 2003.

The Company repurchased 338,656 shares of its class A common stock during the quarter under its $250 million share repurchase program at an average cost of $47.65.

Erie Indemnity Company provides management services to the member companies of the Erie Insurance Group, which includes the Erie Insurance Exchange, Flagship City Insurance Company, Erie Insurance Company, Erie Insurance Property and Casualty Company, Erie Insurance Company of New York and Erie Family Life Insurance Company.

According to A.M. Best Company, Erie Insurance Group, based in Erie, Pennsylvania, is the 16th largest automobile insurer in the United States based on direct premiums written and the 22nd largest property/casualty insurer in the United States based on total lines net premium written. The Group, rated A+ (Superior) by A.M. Best Company, has almost 3.8 million policies in force and operates in 11 states and the District of Columbia. Erie Insurance Group ranked 368 on the FORTUNE 500 and is included in Forbes Magazine’s PLATINUM 400 list of the best-managed companies in America.

News releases and more information about Erie Insurance Group are available at http://www.erieinsurance.com

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: Certain forward-looking statements contained herein involve risks and uncertainties. These statements include certain discussions relating to management fee revenue, cost of management operations, underwriting, premium and investment income volume, business strategies, profitability and business relationships and the Company’s other business activities during 2004 and beyond. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These forward-looking statements reflect the Company’s current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict.

Statements of operations and financial position and other information will follow.